LETTERHEAD OF LEGG MASON & CO., LLC

August 18, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Partners Income Funds

Securities Act File No. 333-135938

Withdrawal of Registration Statement on Form N-14

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Legg Mason Partners Income Funds, a Massachusetts business trust (the “Trust”), on behalf of its series, Legg Mason Partners Diversified Strategic Income Fund (the “Fund”), hereby respectfully requests that the Registration Statement on Form N-14 filed by the Trust with respect to the Fund on July 21, 2006, Accession No. 0001193125-06-150871, be withdrawn, and that an order of the Commission granting such withdrawal be included in the Trust’s file for the Registration Statement. The Registration Statement was filed pursuant to Rule 488 under the 1933 Act and is scheduled to become effective automatically on August 20, 2006. No securities have been sold in connection with the offering.

The above-referenced Registration Statement was filed to offer shares of the Fund in connection with the proposed reorganization of the Fund with Legg Mason Partners Core Plus Bond Fund, Inc. (“Core Plus Bond Fund”) and Salomon Brothers Strategic Bond Fund (“Strategic Bond Fund”), a series of Salomon Brothers Series Funds Inc. However, at meetings held on August 17, 2006, the Boards of the Trust and of Core Plus Bond Fund approved the withdrawal of the proposed reorganization of Core Plus Bond Fund. The Board of the Trust expects to reconsider the proposed reorganization of the Fund with Strategic Bond Fund. Accordingly, the Trust respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Any questions or comments on this request should be directed to Harris Goldblat at (203) 890-7043.

Very truly yours,

/s/ R. JAY GERKEN
R. Jay Gerken

cc:	Richard Pfordte, Division of Investment Management

Kim Browning, Division of Investment Management

Kevin Rupert, Division of Investment Management

Dianne O’Donnell, Willkie Farr & Gallagher LLP